Annual General Meeting of Cellect Biotechnology Ltd.

Date: June 28, 2018

See Voting Instruction On Reverse Side.

Please make your marks like this: X Use pen only

1. To re-elect the following director nominees to serve as directors until the next Annual General Meeting of the Company:

	For	Against	Abstain
1A. Kasbian Nuriel Chirich	☐	☐	☐
1B. Dr. Shai Yarkoni	☐	☐	☐
1C. Abraham Nahmias	☐	☐	☐
1D. Dr. Ruth Ben Yakar	☐	☐	☐
1E. Michael Berelowitz	☐	☐	☐
1F. David Braun	☐	☐	☐

2. To approve cash compensation to Abraham Nahmias, Dr. Ruth Ben Yakar, Michael Berelowitz and David Braun in accordance with the Remuneration Regulations pursuant to the terms specified in the accompanying Proxy Statement.

	For	Against	Abstain
2A. Abraham Nahmias	☐	☐	☐
2B. Dr. Ruth Ben Yakar	☐	☐	☐
2C. Michael Berelowitz	☐	☐	☐
2D. David Braun	☐	☐	☐

3. To approve the amended and restated compensation policy for the Company's office holders, in the form attached to the accompanying Proxy Statement. — For ☐ Against ☐ Abstain ☐

   3A. Please mark YES if you are a controlling shareholder or have a personal interest in the approval of the amended and restated compensation policy, as such terms are defined in the accompanying Proxy Statement. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED. — Yes ☐ No ☐

4. To amend the terms of compensation of Kasbian Nuriel Chirich, a controlling shareholder and the Company's Chairman pursuant to the terms specified in the accompanying Proxy Statement. — For ☐ Against ☐ Abstain ☐

   4A. Please mark YES if you have a personal interest in the said resolution, as such terms are defined in the accompanying Proxy Statement. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED. — Yes ☐ No ☐

5. To approve the targets for the 2018 bonus grant to Kasbian Nuriel Chirich, a controlling shareholder and the Company's Chairman, and the 2018 annual bonus grant if these targets are met pursuant to the terms specified in the accompanying Proxy Statement. — For ☐ Against ☐ Abstain ☐

   5A. Please mark YES if you have a personal interest in the said resolution, as such terms are defined in the accompanying Proxy Statement. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED. — Yes ☐ No ☐

6. To approve the targets for the 2018 bonus grant to Dr. Shai Yarkoni, a controlling shareholder and the Company's CEO and director, and the 2018 annual bonus grant if these targets are met pursuant to the terms specified in the accompanying Proxy Statement. — For ☐ Against ☐ Abstain ☐

   6A. Please mark YES if you have a personal interest in the said resolution, as such terms are defined in the accompanying Proxy Statement. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED. — Yes ☐ No ☐

7. To re-approve the form of indemnification and release agreement with officers and directors of the Company from time to time (other than Kasbian Nuriel Chirich and Shai Yarkoni or other officers and directors who are or related to the controlling shareholders) in the form set forth in the accompanying Proxy Statement. — For ☐ Against ☐ Abstain ☐

8. To re-approve the form of indemnification and release agreement for Kasbian Nuriel Chirich and Shai Yarkoni pursuant to the terms of the form set forth in the accompanying Proxy Statement. — For ☐ Against ☐ Abstain ☐

   8A. Please mark YES if you have a personal interest in the said resolution, as such terms are defined in the accompanying Proxy Statement. Please mark NO if you are not. IF YOU DO NOT MARK ONE OF THE BOXES YOUR VOTE SHALL NOT BE COUNTED. — Yes ☐ No ☐

9. To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm until the next Annual Meeting of the Company and to authorize the Company's Board of Directors to determine its compensation for the fiscal year ending December 31, 2018. — For ☐ Against ☐ Abstain ☐

10. That the Articles of Association be amended to increase the maximum number of directors that may be appointed to the board of directors from eight to twelve. — For ☐ Against ☐ Abstain ☐

Authorized Signatures - This section must be completed for your instructions to be executed.

________________ Please Sign Here — ____________ Please Date Above

________________ Please Sign Here — ____________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Cellect Biotechnology Ltd. to be held June 28, 2018 For Holders as of May 30, 2018

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received prior to 12:00 p.m. EST on June 25, 2018.

PROXY TABULATOR FOR
CELLECT BIOTECHNOLOGY LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Cellect Biotechnology Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on June 25, 2018)

The undersigned registered owner of American Depositary Receipts ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of **Cellect Biotechnology Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **May 30, 2018** at the **Annual General Meeting of the Shareholders of Cellect Biotechnology Ltd.** to be held at the offices of the Company's attorney – Doron, Tikotzky, Kantor, Gutman, & Amit Gross, B.S.R 4 Tower, 33 Floor, 7 Metsada Street, Bnei Brak on **June 28, 2018** at 11:00 A.M. Israel time, and at any adjournments or postponements thereof in respect of the resolutions specified on the reverse.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSALS

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the Depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.**

PROXY TABULATOR FOR
CELLECT BIOTECHNOLOGY LTD.
P.O. Box 8016
CARY, NC 27512-9903